Mail Stop 3561
							February 28, 2006


Mr. Charlie Pleas, III
Vice President and Controller
AutoZone, Inc.
123 South Front Street
Memphis, Tennessee 38103

		RE:	AutoZone, Inc.
			Form 10-K for Fiscal Year Ended August 27, 2005
			Filed October 26, 2005
			Form 10-Q for Quarterly Period Ended November 19,
2005
			File No. 001-10714

Dear Mr Pleas:

	We have reviewed the responses in your letter dated February
17,
2006 and have the following additional comment. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of the letter.

Form 10-K for Fiscal Year Ended August, 27, 2005

Exhibit 13.1, Fiscal 2005 Annual Report

Consolidated Financial Statements, page 18

Note A. Significant Accounting Policies, page 22

1. We have reviewed your response to comment 3 in our letter dated February 9, 2006. In light of your disclosure that instruments designated as qualifying hedges are reflected in the statements of cash flows in the same categories as the cash flows from the items being hedged, please tell us in detail why you believe that cash flows relating to interest rate derivatives hedging the forecasted issuance of debt should be reflected as a component of financing cash flows, rather than operating cash flows. In this regard, we assume that the item being hedged is the cash flows associated with interest payments. Accordingly, we would expect the cash flows associated with such interest rate derivatives to be classified as operating cash flows consistent with the cash flows associated with the interest payments on the hedged forecasted debt issuance.

      As appropriate, please respond to our comment within 10 business days or tell us when you will provide us with a response. Please furnish a supplemental response letter that keys your responses to our comment and provides any requested information. Detailed supplemental response letters greatly facilitate our review.
Please file your supplemental response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	If you have any questions regarding our comment, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Robyn Manuel at (202) 551-3823. Any other questions may be directed to me at (202) 551-3843.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief


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Mr. Charlie Pleas, III
AutoZone, Inc.
February 28, 2006
Page 1